10 25863

P.E. 1/21/02

0-52837

02011464

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 21, 2002

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant's name into English)

Suite #410, 1167 Kensington Cres N.W.
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	Press Release of SYNSORB Biotech Inc. dated January 14, 2002.
2.	Material change report of SYNSORB Biotech Inc. dated December 31, 2001.
3.	Letter of SYNSORB Biotech Inc. to The Toronto Stock Exchange dated December 20, 2001 disclosing grant of stock options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB Biotech Inc.

Dated: January 21, 2002

By: ______________________

BILL HOGG, CA, MBA
VP Finance and CFO

Exhibit Index

NEWS RELEASE

SYNSORB ANNOUNCES CORPORATE UPDATE

-Company completes first phase of staff reductions, restructures debt and plans divestiture of assets-

Calgary, January 14, 2002 --- SYNSORB Biotech Inc. ('SYNSORB', the 'Company') (TSE: SYB, Nasdaq: SYBB), today provided shareholders with a corporate update regarding its ongoing affairs following its announcement to terminate development of SYNSORB Cd® on December 10th, 2001.

As a first phase of the Company's strategic restructuring plan the Company has reduced its workforce by over 40% with another substantial staff reduction planned upon completion of the orderly termination of its clinical trials. The termination process, which is being implemented in compliance with good clinical practice and regulatory requirements, is forecast to be largely complete by April, 2002. All research and development work, and non-essential operations have been terminated at the Calgary manufacturing facility, although sufficient staff is in place to maintain compliance with good manufacturing practices pending a future sale.

During construction of this manufacturing facility, SYNSORB drew down $5,000,000 under a credit facility with a Canadian bank. SYNSORB and the bank have negotiated a revised debt repayment schedule, which will see the retirement of the outstanding loan amount by June 30, 2002. The repayments will commence January 31, 2002, with a principal payment of $500,000. Further payments will be made on a monthly basis, with the balance to be paid by June 30, 2002.

SYNSORB's management and Board of Directors continue to assess the strategic alternatives for the Company. The Board has determined that the greatest value for shareholders can be obtained through a staged divestiture of its assets in an orderly manner. Initially, management will seek a buyer or buyers for:

- SYNSORB's 30,000 square foot pharmaceutical manufacturing facility, and
- The intellectual property estate relating to the SYNSORB technology platform.

The Company had also accumulated non-capital losses and other available tax pools of approximately $85 million Canadian.

As at December 31st, 2001, the Company had cash balances of $5.8 million, and owned 6,255,800 shares of Oncolytics Biotech Inc. which at close of trading on January 14, 2002 had a market value of approximately $20.5 million Canadian. The total debt of the Company at December 31st, 2001 was approximately $5.9 million.

SYNSORB intends to keep shareholders fully informed of its plans to maximize the value of its assets, and anticipates further announcements from the on-going review of strategic alternatives.

Shares of SYNSORB Biotech Inc. trade on the Toronto Stock Exchange in Canada (symbol "SYB") and on Nasdaq in the United States (ticker "SYBB").

SYNSORB

www.synsorb.com

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include actions by the FDA/HPB, the Company's ability to reduce expenditures, the timing of the wind down of clinical trials, the uncertainty of future alternatives available to the Company, the future value of the Company's assets and those factors detailed in the Company's registration statement on Form 20 F filed with the Securities and Exchange Commission.

For further information contact:

Cindy Gray
Manager, Investor Relations
SYNSORB Biotech Inc.
Tel: (403) 270-1315
Fax: (403) 283-5907
Cgray@synsorb.com

Jason Hogan
Investor Relations
The Equicom Group
Tel: (416) 815-0700 ex222
Fax: (416) 815-0080
jhogan@equicomgroup.com

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 27
SECURITIES ACT (ALBERTA) SECTION 118(1) FORM 27
THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
THE SECURITIES ACT (MANITOBA)
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73
THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26
SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)
SECURITIES ACT (NORTHWEST TERRITORIES) SECTION 44
SECURITIES ACT (NUNAVUT) SECTION 44
SECURITIES ACT (YUKON)

1. **Reporting Issuer:**

SYNSORB Biotech Inc. ("SYNSORB")

2. **Date of Material Change:**

December 31, 2001.

3. **Press Release:**

A press release was issued January 14, 2002 (as attached).

4. **Summary of Material Change:**

SYNSORB announced that, on December 31, 2001, it had negotiated a revised debt payment schedule to repay a $5,000,000 loan incurred for the construction of its Calgary drug manufacturing facility.

5. **Full Description of Material Change:**

SYNSORB announced that it had negotiated a revised debt payment schedule, which will see the retirement of the outstanding loan amount by June 30, 2002. The repayments will commence January 31, 2002, with a principal payment of $500,000. Further payments will be made on a monthly basis, with the balance to be paid by June 30, 2002. The debt was incurred pursuant to a credit facility with a Canadian chartered bank, whereby SYNSORB borrowed $5,000,000 for construction of the Calgary drug manufacturing facility.

6. **Reliance on Subsection 118(2) of *Securities Act* (Alberta) or equivalent section:**

N/A

7. **Omitted Information:**

N/A

8. **Senior Officers:**

Bill Hogg, Vice-President Finance and Chief Financial Officer may be reached at 403-270-1321.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

SYNSORB BIOTECH INC.

Bill Hogg
Vice President Finance and Chief Financial Officer

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

c2426
r f BC-Synsorb-1st-phase 01-14 0574
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
SYNSORB Announces Corporate Update

Company completes first phase of staff reductions, restructures debt and plans divestiture of assets

CALGARY, Jan. 14 /CNW/ - (Nasdaq: SYBB), (TSE: SYB), SYNSORB Biotech Inc. ('SYNSORB', the 'Company'), today provided shareholders with a corporate update regarding its ongoing affairs following its announcement to terminate development of SYNSORB Cd(R) on December 10th, 2001.

As a first phase of the Company's strategic restructuring plan the Company has reduced its workforce by over 40% with another substantial staff reduction planned upon completion of the orderly termination of its clinical trials. The termination process, which is being implemented in compliance with good clinical practice and regulatory requirements, is forecast to be largely complete by April, 2002. All research and development work, and non-essential operations have been terminated at the Calgary manufacturing facility, although sufficient staff is in place to maintain compliance with good manufacturing practices pending a future sale.

During construction of this manufacturing facility, SYNSORB drew down $5,000,000 under a credit facility with a Canadian bank. SYNSORB and the bank have negotiated a revised debt repayment schedule, which will see the retirement of the outstanding loan amount by June 30, 2002. The repayments will commence January 31, 2002, with a principal payment of $500,000. Further payments will be made on a monthly basis, with the balance to be paid by June 30, 2002.

SYNSORB's management and Board of Directors continue to assess the strategic alternatives for the Company. The Board has determined that the greatest value for shareholders can be obtained through a staged divestiture of its assets in an orderly manner. Initially, management will seek a buyer or buyers for:

- SYNSORB's 30,000 square foot pharmaceutical manufacturing facility, and
- The intellectual property estate relating to the SYNSORB technology platform.

The Company had also accumulated non-capital losses and other available tax pools of approximately $85 million Canadian.

As at December 31st, 2001, the Company had cash balances of $5.8 million, and owned 6,255,800 shares of Oncolytics Biotech Inc. which at close of trading on January 14, 2002 had a market value of approximately $20.5 million Canadian. The total debt of the Company at December 31st, 2001 was approximately $5.9 million.

SYNSORB intends to keep shareholders fully informed of its plans to maximize the value of its assets, and anticipates further announcements from the on-going review of strategic alternatives.

Shares of SYNSORB Biotech Inc. trade on the Toronto Stock Exchange in Canada (symbol "SYB") and on Nasdaq in the United States (ticker "SYBB").

www.synsorb.com

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include actions by the FDA/HPB, the Company's ability to reduce expenditures, the timing of the wind down of clinical trials, the uncertainty of future

alternatives available to the Company, the future value of the Company's assets and those factors detailed in the Company's registration statement on Form 20 F filed with the Securities and Exchange Commission.
%SEDAR: 00002576E

-0- 01/14/2002

/For further information: Cindy Gray, Manager, Investor Relations, SYNSORB Biotech Inc., Tel: (403) 270-1315, Fax: (403) 283-5907, Cgray(at)synsorb.com; Jason Hogan, Investor Relations, The Equicom Group, Tel: (416) 815-0700 ex222, Fax: (416) 815-0080, jhogan(at)equic,omgroup.com/
(SYB. SYBB)

CO: SYNSORB Biotech Inc.
ST: Alberta
IN: MTC
SU:

-30-

CNW 16:27e 14-JAN-02

December 20, 2001

BY FACSIMILE

The Toronto Stock Exchange
4th Floor Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Attention: Ms. Glenda Barbour

Sent via Facsimile: (416) 947-4547

Re: SYNSORB Biotech Inc. - Grant of Stock Options under the Stock Option Plan

Dear Ms. Barbour:

This letter will advise you that on December 20, 2001, options to purchase common shares were granted by SYNSORB Biotech Inc. to the following person(s) under our Stock Option Plan:

OPTIONEE	NUMBER OF OPTIONS
Please see attached list	50,000

The Options are exercisable at a price of $0.52 per share with expiry date of December 20, 2011.

Please accept this letter as our application for approval of The Toronto Stock Exchange to the above noted grant.

Yours truly,

William Hogg
Vice President, Finance & Chief Financial Officer

SYNSORB Biotech Inc.

Head Office
410, 1167 Kensington Crescent N.W.,
Calgary, Alberta, CANADA T2N 1X7
Phone: (403) 283-5900 • Fax: (403) 283-5907
Website: www.synsorb.com

Prospect Place
411-19th Street S.E.,
Calgary, Alberta, CANADA T2E 6J7
Phone: (403) 215-1525
Fax: (403) 215-1520

Staff Member	Grant Amount
Bukta Alex	1000
Charrier, Kevin	6500
Cross, Andrew	1000
Downing, Kent	1000
Dungen, Tammy	1000
Fillier, Bonnie	1000
Franklin, Juliette	6500
French, Howard	500
Gorski, Cassandra	1000
Gray, Cindy	6500
Johnston, Aaron	1000
Kornilova, Oksana	1500
Kozinski, Anita	1000
Leigh-Dale, Mona	1000
Puls, Christopher	2000
Pyzyk, Myron	6500
Reed, Steve	1500
Streit, Rebecca	1000
Thoummarath Kam	1000
Toupin, Dominique	6500
Votto. Keri	1000
	50000